DM

SEC MAIL PROCESSING
Received
MAR 13 2018
WASH, D.C.

SE

18005767

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treasure Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 South Central Expressway Suite 101
(No. and Street)

Richardson (City) TX (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tsanhwa Wu (972) 644-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA

(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tsanhwa Wu ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treasure Financial Corp.
of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

BRITNEY JOHNSON
Notary ID #130136128
My Commission Expires
March 2, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREASURE FINANCIAL CORPORATION

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended DECEMBER 31, 2017

Contents

Independent Auditors Report

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Treasure Financial Corp.
777 South Central Expressway Suite 101
Richardson TX 75080

Opinion on The Financial Statements

We have audited the statement of financial condition of Treasure Financial Corp. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 10, 2018

TREASURE FINANCIAL CORPORATION

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended DECEMBER 31, 2017

ASSET

CURRENT ASSETS			
	Cash-Cleaning Deposit Interest Receivable		**$13,113.18**
	Cash-Cleaning Deposits		**$45,000.00**
	Cash-In Hilltop Securities		**$208.35**
	Cash-In Bank		**$10,400.68**
	Investment Account-In Hilltop Securities		**$802.20**
	Account Receivable		**$297.33**
	Notes Receivable-Officer		**$57,500.00**
		Total Current Assets	**$127,321.74**
PROPERTY AND EQUIPMENTS			
	Equipments		**$105,495.48**
		Less Accumulated Depreciation	**($104,563.53)**
		Net Property and equipment	**$931.95**
OTHER ASSETS			
	Security deposit		**$1,487.00**
		Total Other Assets	**$1,487.00**
		TOTAL ASSETS	**$129,740.69**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Payroll	$461.19
Accrued Liabilities	$1,250.00
Total Current Liabilities	$1,711.19
LONG TERM LIABILITIES	$0.00
Total Liabilities	$1,711.19
STOCKHOLDERS' EQUITY	
Capital Stock Par Value $1.00 Per share,	$47,425.00
1,000,000 shares authorized,	
47425 shares issued and outstanding	
Paid-in Capital	$183,339.00
Retained Earnings	($102,734.50)
Total Shareholders' Equity	$128,029.50
TOTAL ASSETS	$129,740.69

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION

Financial Statements

Statement of Operations

As of and for the Year-Ended DECEMBER 31, 2017

REVENUE		
	Commission Earned	$219,514.74
	Interest Income	$80.75
	Realized Gain (Loss)	$0.00
	Un-realized Gain (Loss)	$312.53
	Gain (Loss) on disposal assets	$0.00
	Total Revenue	$219,908.02
OPERATING EXPENSES		
	Employee compensation and benefits	$71,684.64
	Cleaning Charges	$65,090.90
	Communication, Data Processing	$28,045.19
	Professional, Registration Fee	$9,613.90
	Occupancy	$13,632.00
	Other Expenses	$30,725.54
	Total Operating Expenses	$218,792.17
	Net Income (Loss)	$1,115.85

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended DECEMBER 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$1,115.85
Account Receivable	$90.47
Note Receivable	$0.00
Investments	$25.20
Increase (Decrease) in	
Operating Liabilities	$81.36
Accrued Liabilities	-
Total Adjustments	$1,312.88
Net Cash Provided By (Used in) Operating Activities	$1,312.88
CASH FLOWS FROM INIVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	$0.00
Net Cash Provided by (Used in) Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	$0.00
Net Cash Provided by (Used in) Financing Activities	$0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,312.88
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$67,409.33
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$68,722.21

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended DECEMBER 31, 2017

	Common Stock		Paid-In Capital		Retained Earnings	Total Shareholders'
	Shares	Amount	Shares	Amount	Amount	Amount
Bln.Jan. 01, 2017	47425	$47,425.00	47425	$183,339.00	($103,850.35)	$126,913.65
Net Income					$1,115.85	$1,115.85
Capital Transaction	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-
Bln.Dec.31, 2017	47425	$47,425.00	47425	$183,339.00	($102,734.50)	$128,029.50

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION
Financial Statements
Statement of Retained Earnings
As of and for the Year-Ended DECEMBER 31, 2017

	12 Months Ended December 31,2017
Beginning of Period	($103,850.35)
Plus Net Income	$1,115.85
RETAINED EARNINGS END OF PERIOD	($102,734.50)

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION

Notes to Financial Statements

As of and for the Year-Ended DECEMBER 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the state of Texas effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Richardson, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company when the services are rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) NO.130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIRMENTS

Pursuant to the net capital provisions of Rule 15e3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C– POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company loaned its sole stockholder $57,500.00 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	72,362.00
Furniture and equipment	3-7 years		24,255.00
Leasehold improvements	7 years		8,878.00
			105,495.00
Less - accumulated depreciation			(104,563.53)
Total		$	931.47

Depreciation expense was $0.00 for the year December 31, 2017.

NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $13,632.00.

NOTE H – ADVERTISING

The advertising expense for the year was $75.00; the entire amount was expensed as incurred.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 08, 2018 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended DECEMBER 31, 2017

Computation of Net Capital

Stockholder's Equity		$ 128,029.00
Non-Allowable Assets		
Other Assets	$ 1,487.00	
Property and Equipment	932.00	
Accounts Receivable - other	57,500.00	
Total Non-Allowable Assets	($ 59,919.00)	
Haircuts on Securities Positions		
Securities Haircuts	$ 120	
Undue Concentration Charges	0.00	
Total Haircuts on Securities Positions	($ 120.00)	
Net Allowable Capital		$ 67,990.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 114.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	62,990.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,711.00
Percentage of Aggregate Indebtedness to Net Capital	2.52%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of DECEMBER 31, 2016	$ 68,110
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	(120)
Net Capital per Audit	67,990.00
Reconciled Difference	-

The accompanying notes are an integral part of these financial statements.

TREASURE FINANCIAL CORPORATION
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **DECEMBER 31, 2017**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At DECEMBER 31, 2017, the Company had net capital of $67,990.00 which was $62,990.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 2.52%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

TREASURE FINANCIAL CORPORATION
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **DECEMBER 31, 2017**

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Tsanhwa Wu
Treasure Financial Corp.
777 South Central
Expressway Suite 101
Richardson, TX 75080

Dear Tsanhwa Wu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Treasure Financial Corp. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Treasure Financial Corp. claims exemption from 17 C.F.R. §240.15c3-3. Treasure Financial Corp. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Treasure Financial Corp.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Treasure Financial Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 10, 2018

Treasure Financial Corp.
Member FINRA, SIPC,
777 S. Central Expwy., #101, Richardson, TX 75080
Tel: (972) 644-9200 Fax: (972) 644-9205

03-08-2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Treasure Financial Corporation,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from Jan. 1st 2017 through Dec. 31th 2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Tsan Hwa Wu
President
Treasure Financial Corp.

Date 3-8-2018